Exhibit 99.1

TransAlta Announces Sale of Interest in Wintering Hills Facility

CALGARY, Jan. 26, 2017 /CNW/ - TransAlta Corporation ("TransAlta") (TSX: TA; NYSE: TAC) has announced the sale of its 51 per cent interest in the Wintering Hills merchant wind facility for approximately $61 million. Proceeds from the sale will be used for general corporate purposes, including to reduce debt and to fund future renewables growth, including potential contracted renewable opportunities in Alberta.  The sale is expected to close in the first quarter of 2017 and is subject to customary closing conditions, including the receipt of certain regulatory approvals. TransAlta acquired the interest in Wintering Hills in 2015 in connection with the restructuring of the arrangements associated with its Poplar Cree co-generation facility.

"The sale of our interest in Wintering Hills will not materially impact our EBITDA, funds from operations (FFO) or free cash flow (FCF) guidance for 2017," commented Donald Tremblay, Chief Financial Officer. "TransAlta, as Canada's and Alberta's largest wind operator, remains committed to the expansion of its renewables fleet in Alberta"

The Wintering Hills facility was commissioned in 2011, is located near Drumheller, Alberta, and consists of 55 GE, 1.6 MW wind turbines with average annual production, net to TransAlta, of approximately 143GWh.

About TransAlta Corporation:

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta's focus is to efficiently operate wind, hydro, solar, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been recognized on CDP's Canadian Climate Disclosure Leadership Index (CDLI), which includes Canada's top 20 leading companies reporting on climate change, and has been selected by Corporate Knights as one of Canada's Top 50 Best Corporate Citizens and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information about TransAlta, visit our web site at transalta.com, or follow us on Twitter @TransAlta.

Forward-Looking Statements
This news release contains forward looking statements within the meaning of applicable securities laws, including statements regarding: the sale of the Wintering Hills merchant wind facility and the timing thereof; the use of proceeds to be received in connection with such sale; and the impact such sale is expected to have on EBITDA, FFO and FCF guidance. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include failure to satisfy the conditions to the closing of the transaction, including regulatory approvals being satisfied or met, legislative or regulatory developments, weather, economic and competitive conditions and other risk factors contained in the Company's annual information form. Readers are cautioned not to place undue reliance on these forward looking statements, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

SOURCE TransAlta Corporation

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For further information: Investor Inquiries: Jaeson Jaman, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Stacey Hatcher, Manager, Communications, Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 09:00e 26-JAN-17